SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                           FINET HOLDINGS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    317922201
                                 (CUSIP Number)

                              Roger S. Mertz, Esq.
                                Severson & Werson
                       One Embarcadero Center, 26th Floor
                             San Francisco, CA 94111
                                 (415) 398-3344
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notices
                               and Communications)



                                December 30, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Check the following box if a fee is being paid with the statement { }.

                                  SCHEDULE 13D


CUSIP No. 317922201

1.       NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                           Jose Maria Salema Garcao and Maria Luisa Garcao

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                           a {   }
                           b {   }

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*

                           PF for each reporting person

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                           {   }

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                           Each reporting person has Portuguese citizenship.


NUMBER OF                              7.   SOLE VOTING POWER

SHARES                                     Jose Salema has sole voting power
                                           over  the 5,500,000 shares

BENEFICIALLY                           8.  SHARED VOTING POWER

OWNED BY                                   None

EACH                                   9.  SOLE DISPOSITIVE POWER

REPORTING                                  None

PERSON WITH                            10. SHARED DISPOSITIVE POWER

                                           Jose  Maria  Salema  Garcao and Maria

                                           Luisa   Garcao  share  the  power  to
                                           dispose of the 5,500,000 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           5,500,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                           {   }

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           28.3%

14.      TYPE OF REPORTING PERSON*

                           IN (both reporting persons are individuals)

         Schedule 13D dated January 10, 1997, filed by Jose Maria Salema Garcao and Maria Luisa Garcao regarding the Common Stock of Finet Holdings Corporation.


         ITEM 1 -- Security and Issuer:

                  Finet Holdings Corporation

                  Executive Office Address:

                  235 Montgomery Street, Suite 750
                  San Francisco, CA  94104

         ITEM 2 -- Identity and background

          a.   Name:  Jose Maria Salema Garcao and Maria Luisa Garcao

          b.   Residence or Business Address:

                  Quint Da Marinha
                  Lote CT-14
                  2750 Cascais, Portugal

          c.   Present principal occupation and name of employer:

                  Management of joint investment portfolio

          d.   Criminal Convictions:        None

          e.   Civil Judgments, etc.:       None

          f.   Citizenship:                 Portugal for both

         ITEM 3.-- Source and Amount of Funds or Other Consideration:

                  Personal Funds

         ITEM 4 -- Purpose of Transaction

         Each individual reporting person on this Schedule 13D has acquired beneficial ownership of the securities for investment purposes. As a consequence of the reporting persons' percentage securities holding, Finet has agreed to appoint a person chosen by the reporting persons to the Company's Board of Directors. As of the date hereof, the reporting persons have no present plans or proposals with respect to any material change in the Company's business or corporate structure or, generally, any other action referred to in instructions
(a) through (j) of Item 4 of Schedule 13D. Depending on market conditions and other factors, the reporting persons may continue purchases of the Company's securities or may sell or otherwise dispose of all or portions of such securities, if such sales and purchases would be desirable investments.

         ITEM 5 -- Interest in Securities of Issuer

          a.   Number of Shares:  5,500,000 (of which 3,500,000 represents warrants)

               Percentage Ownership of Class:  28.3%

          b. Shares of Sole Power to Vote: Jose Maria Salema Garcao has sole power to vote the 5,500,000 shares
               Shares of Joint Power to Vote:  0
               Shares of Sole Power to Dispose:  0
               Shares of Joint Power to Dispose: Jose Maria Salema Garcao and
                    Maria Luisa Garcao share the power to dispose of the 5,500,000 shares

          c.   Purchases during the last 60 days:

               On December 16, 1996 Jose Maria Salema Garcao purchased 1,000,000 shares of the Company's Common Stock at an average per share price of $0.50. The purchase was effected via a privately negotiated transaction. On the same date

               Jose Maria Salema Garcao and the Company entered into an agreement whereby Mr. Garcao was granted a warrant to purchase up to 1,000,000 shares of the Company's Common Stock over a five-year term at an exercise price of $1.00 per share.

          d.   Power to Direct:  None

          e.   Not applicable


         ITEM 6 -- Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The persons reporting on this Schedule 13D are related to each other by marriage. Besides the shared power to dispose of the Company's securities owned by them and otherwise as set forth in this statement, to the best knowledge of the undersigned, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among or between the reporting persons, or between any of the reporting persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company.

         ITEM 7 -- Material to Be Filed as Exhibits.

                  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



January 10, 1997                            /s/ Jose Maria Salema Garcao
----------------                            ----------------------------
     Date                                       Jose Maria Salema Garcao



January 10, 1997                             /s/ Maria Luisa Garcao
----------------                            -----------------------
     Date                                        Maria Luisa Garcao